Exhibit 99.2
Management’s discussion and analysis of financial conditions and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim condensed consolidated financial statements and the related notes included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2 and our audited financial statements and the related notes and the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.
Our interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated.
Unless otherwise indicated or the context otherwise requires, all references to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.
Cautionary Statement Regarding Forward-Looking Statements
This discussion and analysis contain statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, and other operating results, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods;
•our plans regarding further development of our SOPHiA DDMTM Platform and related products and solutions, which we collectively refer to as “SOPHiA DDM Platform,” and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;

•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our Annual Form 20-F for the year ended December 31, 2022, this discussion and analysis and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect.
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze next-generation sequencing (“NGS”) data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer. We plan to integrate our radiomics solutions into SOPHiA CarePath.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solution and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. As of September 30, 2023, our direct sales team consisted of more than 94 field-based commercial representatives.
Recent Developments
Continued Focus on Strategic Partnerships and Transactions
We are continually developing strategic relationships and engaging in strategic transactions across the healthcare ecosystem with companies who also provide products and services to our customers.
Key Operating Performance Indicators
We regularly monitor a number of key performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key performance indicators primarily focus on metrics related to our SOPHiA DDM Platform, as platform revenue comprises the majority of our revenues.
Our Core Genomics Customers can access our platform using three different models: dry lab access, bundle access and integrated access. In the dry lab access model, our customers use the testing instruments and solutions of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment solutions with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA DDM Platform collaborators within our clinical network and access their data through our SOPHiA DDM Platform. As used in this section, the term “Core Genomics Customer” refers to any customer who accesses our SOPHiA DDM Platform through the dry lab, bundle, or integrated access models. We exclude from this definition customers who only use Alamut through our SOPHiA DDM Platform.
We are continually refining our KPIs. Historically, we had disclosed key performance indicators using Recurring Platform Customers, which constituted customers who had accessed our SOPHiA DDM Platform through only the dry lab and bundle models, as those customers typically exhibit more consistent consumption behavior. However, through the versatility of our Platform and solutions, we have been able to help many of our integrated customers bring NGS capabilities in-house and convert them into bundle access and dry lab customers.

Therefore, we now disclose Core Genomics Customers, which we believe reflect the impact of customers who access and drive analysis volume through our SOPHiA DDM Platform as our Platform continues to evolve. We have adjusted prior year KPIs below to reflect the change in customer segmentation and analyses. As our business continues to evolve and we make revisions to our methodologies to calculate the number of customers, we may make further adjustments to our historical performance indicators.
Platform Analysis Volume
The following table shows platform analysis volume for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
SOPHiA DDM Platform analysis volume	79,784	62,276	235,749	194,135
Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our Core Genomics Customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including product pricing, access model used, customer size mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.
Analysis volume increased to 79,784 from 62,276 and 235,749 from 194,135 for the three and nine months ended September 30, 2023 and 2022, representing an increase of 28% and an increase of 21% year-over-year for the three months and nine months ended September 30, 2022, respectively. The year-over-year growth for both the three months and nine months ended September 30, 2023 was attributable to growth in our core platform analysis volume, partially offset by the continued decline of our COVID-19-related analysis volume. The increase in our core platform was driven by increased usage from our existing customer base as well as contributions from new customers we brought into routine usage.
Total Core Genomics Customers
The following table shows the change in the number of existing Core Genomics Customers, as of September 30, 2023 and 2022, new Core Genomics Customers that went into routine usage during the nine months ended September 30, 2023 and 2022, and the total number of Core Genomics Customers as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022
Existing Core Genomics Customers	417	407
New Core Genomics Customers	14	17
Total Core Genomics Customers	431	424
We track the number of our Core Genomics Customers, defined as the number of customers who generated revenue through our usage of our bundle access, dry lab, and integrated access models during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our Core Genomics Customers as “Existing” or “New” Core Genomics Customers based on the year in which they first accessed our SOPHiA DDM Platform and generated revenue for us.

The analysis excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform.
Total Core Genomics Customers increased to 431 as of September 30, 2023 from 424 as of September 30, 2022. The increase is primarily attributable to our continued customer acquisition momentum over the course of the intervening period net of churn, including several customers who used our products and services only to conduct COVID-19-related analyses.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022
Net dollar retention (NDR)	127%	108%

We track net dollar retention for our dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated from our Core Genomics Customers through our “land and expand” strategy net of revenue churn, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access, bundle access and integrated access models and have not generated revenue over the past twelve months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of Core Genomics Customers who use our dry lab access, bundle access, and integrated access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access, bundle access, and integrated customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year.
Net dollar retention increased to 127% as of September 30, 2023 from 108% as of September 30, 2022. The year-over-year increase in revenue growth momentum was primarily attributable to the continued expansion of platform utilization by recurring core genomics customers. The increase was also partially attributable to favorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro and the Swiss franc, on average over the trailing 12-month period and an annualized revenue churn rate of 3%, which is lower than our prior comparative period.
Components of Results of Operations
For a discussion of our components of results of operations, see the “Operating and Financial Review and Prospects—Operating Results—Components of Results of Operations” section of our Annual Report on Form 20-F for the year ended December 31, 2022.

Results of Operations
Comparison of the Three Months Ended September 30, 2023 and September 30, 2022

The following table summarizes our results of operations for the three months ended September 30, 2023 and September 30, 2022.

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Revenue	$16,303	$11,648	$4,655	40%
Cost of revenue	(5,030)	(4,355)	(675)	15%
Gross profit	11,273	7,293	3,980	55%
Research and development costs	(8,984)	(10,116)	1,132	(11)%
Selling and marketing costs	(6,830)	(7,921)	1,091	(14)%
General and administrative costs	(12,749)	(12,809)	60	—%
Other operating income (expense), net	746	(86)	832	967%
Operating loss	(16,544)	(23,639)	7,095	(30)%
Finance income, net	3,019	224	2,795	1248%
Loss before income taxes	(13,525)	(23,415)	9,890	(42)%
Income tax (expense) benefit	(299)	105	(404)	385%
Loss for the period	$(13,824)	$(23,310)	$9,486	(41)%
Revenue
The following table presents revenue by stream:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
SOPHiA DDM Platform	$15,995	$11,231	$4,764	42%
Workflow equipment and services	308	417	(109)	(26)%
Total revenue	$16,303	$11,648	$4,655	40%

Revenue was $16.3 million for the three months ended September 30, 2023 as compared to $11.6 million for the three months ended September 30, 2022. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, including an increase in revenue attributable to our biopharmaceutical customers, as well as a foreign exchange benefit of $0.8 million for the third quarter of 2023 related to favorable movements in exchange rates between key transactional currencies, particularly the euro and Swiss franc, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $16.0 million for the three months ended September 30, 2023 as compared to $11.2 million for the three months ended September 30, 2022. This increase was primarily attributable to new customers onboarded onto our platform, increased usage across our existing customers, and, to a lesser extent, price increases. Workflow equipment and services revenue was $0.3 million for the three months ended September 30, 2023 as compared to $0.4 million for the three months ended September 30, 2022. This slight decrease was related to a reduction in revenue from automation services for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Cost of revenue	$(5,030)	$(4,355)	$(675)	15%
Gross profit	$11,273	$7,293	$3,980	55%
Gross margin	69%	63%

Cost of revenue was $5.0 million for the three months ended September 30, 2023 as compared to $4.4 million for the three months ended September 30, 2022. This increase was primarily attributable to a $0.6 million increase in material and services costs correlated with revenue growth and a $0.2 million increase in amortization of capitalized software development costs, partially offset by a $0.3 million decrease in labor expenses. The increase in gross profit margin to 69% for the three months ended September 30, 2023 as compared to 63% for the three months ended September 30, 2022 was due to benefits from economies of scale achieved with regards to our computational and storage-related costs and materials-related costs.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income net:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Research and development costs	$(8,984)	$(10,116)	$1,132	(11)%
Selling and marketing costs	(6,830)	(7,921)	1,091	(14)%
General and administrative costs	(12,749)	(12,809)	60	—%
Other operating income (expense), net	746	(86)	832	967%
Total operating expenses	$(27,817)	$(30,932)	$3,115	(10)%

Research and Development Costs
Research and development ("R&D") costs were $9.0 million for the three months ended September 30, 2023 as compared to $10.1 million for the three months ended September 30, 2022. The decrease was primarily attributable to a $1.0 million increase in the amount of software development costs that were capitalized and a $0.4 million decrease in employee-related expenses as we increase efficiency and optimize our R&D efforts, partially offset by a $0.2 million increase in lab supplies and equipment expenses.
Selling and Marketing Costs
Selling and marketing costs were $6.8 million for the three months ended September 30, 2023 as compared to $7.9 million for the three months ended September 30, 2022. This decrease was primarily attributable to a $1.0 million decrease in employee-related expenses, as we implemented initiatives to improve productivity and efficiency.

General and Administrative Costs
General and administrative costs were $12.7 million for three months ended September 30, 2023 as compared to $12.8 million for the three months ended September 30, 2022. This slight decrease was primarily attributable to a $0.5 million decrease in public company-related expenses, partially offset by a $0.5 million increase in professional services fees for workflow optimization.
Other Operating Income (Expense), Net
Other operating income (expense), net was income of $0.7 million for the three months ended September 30, 2023 as compared to other operating expense of $0.1 million for the three months ended September 30, 2022.
Finance Income, Net
The following presents the finance expense, net:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Finance income, net	$3,019	$224	$2,795	1248%

Finance income, net was $3.0 million for the three months ended September 30, 2023 as compared to $0.2 million for the three months ended September 30, 2022. The increase in income was primarily attributable to a $1.9 million increase in net foreign exchange gains and a $0.9 million increase in net interest income.
Income Tax (Expense) Benefit
The following table presents the income tax expense:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Income tax (expense) benefit	$(299)	$105	$(404)	385%
Income tax expense was $0.3 million for the three months ended September 30, 2023 as compared to a tax benefit of $0.1 million for the three months ended September 30, 2022. The slight increase in tax expense was primarily attributable to an estimated increase in tax liability.

Comparison of the Nine Months Ended September 30, 2023 and September 30, 2022
The following table summarizes our results of operations for the nine months ended September 30, 2023 and September 30, 2022:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Revenue	$45,323	$34,176	$11,147	33%
Cost of revenue	(14,309)	(12,552)	(1,757)	14%
Gross profit	31,014	21,624	9,390	43%
Research and development costs	(27,209)	(28,581)	1,372	(5)%
Selling and marketing costs	(20,457)	(24,020)	3,563	(15)%
General and administrative costs	(40,032)	(41,887)	1,855	(4)%
Other operating income, net	805	125	680	544%
Operating loss	(55,879)	(72,739)	16,860	(23)%
Finance income (expense), net	1,437	(617)	2,054	333%
Loss before income taxes	(54,442)	(73,356)	18,914	(26)%
Income tax expense	(478)	(122)	(356)	292%
Loss for the period	$(54,920)	$(73,478)	$18,558	(25)%
Revenue
The following table presents revenue by stream:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
SOPHiA DDM Platform	$44,331	$32,884	$11,447	35%
Workflow equipment and services	992	1,292	(300)	(23)%
Total revenue	$45,323	$34,176	$11,147	33%
Revenue was $45.3 million for the nine months ended September 30, 2023 as compared to $34.2 million for the nine months ended September 30, 2022. This increase was primarily attributable to an increase in SOPHiA Platform revenue, including an increase in revenue attributable to biopharmaceutical customers, as well as a foreign exchange benefit of $0.4 million for the nine months ended September 30, 2023 related to favorable movements in exchange rates between key transactional currencies, particularly the euro and Swiss franc, and our reporting currency, the U.S. dollar. SOPHiA Platform revenue was $44.3 million for the nine months ended September 30, 2023 as compared to $32.9 million for the nine months ended September 30, 2022. This increase was primarily attributable to new customers onboarded onto our platform and increased usage across our existing customers. Workflow equipment and services revenue was $1.0 million for the nine months ended September 30, 2023 as compared to $1.3 million for the nine months ended September 30, 2022. The slight decrease was attributable to a reduction in automation-related and other services revenue.

Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Cost of revenue	$(14,309)	$(12,552)	$(1,757)	14%
Gross profit	$31,014	$21,624	$9,390	43%
Gross margin	68%	63%
Cost of revenue was $14.3 million for the nine months ended September 30, 2023 as compared to $12.6 million for the nine months ended September 30, 2022. This increase was primarily attributable to a $1.3 million increase in materials and services costs correlated with the increase in revenue as well as a $0.7 million increase in amortization of capitalized software development costs. The increase in gross profit margin to 68% for the nine months ended September 30, 2023 as compared to 63% for the nine months ended September 30, 2022 was due to benefits from economies of scale achieved with regards to our computational and storage-related costs and our materials-related costs.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income net:

(Amounts in USD thousands, except %)	Nine months ended September 30,		Change
	2023	2022	$	%
Research and development costs	$(27,209)	$(28,581)	$1,372	(5)%
Selling and marketing costs	(20,457)	(24,020)	3,563	(15)%
General and administrative costs	(40,032)	(41,887)	1,855	(4)%
Other operating income, net	805	125	680	544%
Total operating expenses	$(86,893)	$(94,363)	$7,470	(8)%
Research and Development Costs
Research and development ("R&D") costs were $27.2 million for the nine months ended September 30, 2023 as compared to $28.6 million for the nine months ended September 30, 2022. This decrease was primarily attributable to a $0.6 million decrease in computational and storage-related costs, a $0.9 million decrease in lab supplies and equipment, a $0.6 million decrease in employee-related expenses, and a $1.1 million increase in capitalized software development costs, partially offset by a $1.0 million increase in professional services fees, as we scale up for ongoing research and development projects, and a $0.3 million decrease in research tax credits.
Selling and Marketing Costs
Selling and marketing costs were $20.5 million for the nine months ended September 30, 2023 as compared to $24.0 million for the nine months ended September 30, 2022. This decrease was primarily attributable to a $3.2 million decrease in employee-related expenses, including share-based compensation expense, as we increase efficiencies within our sales workforce.
General and Administrative Costs
General and administrative costs were $40.0 million for nine months ended September 30, 2023 as compared to $41.9 million for the nine months ended September 30, 2022. This decrease was primarily attributable to a

$1.4 million decrease in professional fees, as we reduced our reliance on external parties, and a $1.5 million decrease in public-company expense, partially offset by a $1.1 million increase in employee-related expense, as we retain and hire key positions.
Other Operating Income, Net
Other operating income, net was $0.8 million for the nine months ended September 30, 2023 and $0.1 million for the nine months ended September 30, 2022.
Finance Income (Expense), Net
The following presents the finance expense, net:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Finance income (expense), net	$1,437	$(617)	$2,054	333%
Finance income, net was $1.4 million for the nine months ended September 30, 2023 as compared to an expense of $0.6 million for the nine months ended September 30, 2022. The increase was primarily attributable to a $3.0 million increase in interest income, partially offset by $1.0 million of net foreign exchange losses.
Income Tax Expense
The following table presents the income tax expense:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Income tax expense	$(478)	$(122)	$(356)	292%
Income tax expense was $0.5 million for the nine months ended September 30, 2023 as compared to $0.1 million for the nine months ended September 30, 2022. The increase was primarily attributable to an estimated increase in tax liability, primarily in the U.S., France, and Italy.
Liquidity and Capital Resources
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $132.8 million and $161.3 million as of September 30, 2023 and December 31, 2022, respectively, which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of bank and short-term deposits with maturities up to three months. Separately, we held no term deposits with maturities between three and twelve months as of September 30, 2023 and $17.3 million as of December 31, 2022.
On June 21, 2022, we entered into a credit agreement (the “Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between us and Credit Suisse SA at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of September 30, 2023, we had no borrowings outstanding under the Credit Facility.

In August 2023, we established an at-the-market offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50 million. For the three months ended September 30, 2023, we did not sell any ordinary shares under this program.

We have funded our operations primarily through equity financing and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.
Operating Capital Requirements
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA DDM Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA DDM Platform and our products and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

Based on our current business plan, we believe that our existing cash and cash equivalents and forecasted revenues will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2022 and our subsequent filings with the SEC.
Cash Flows
The following table summarizes our cash flows for nine months ended September 30, 2023 and 2022:

	Nine months ended September 30,
(Amounts in USD thousands)	2023	2022
Net cash provided by/(used in):
Operating activities	$(37,283)	$(59,764)
Investing activities	10,569	29,835
Financing activities	(2,311)	(988)
Net decrease in cash and cash equivalents	$(29,025)	$(30,917)
Effect of exchange differences on cash and cash equivalents	$487	$(4,218)
Operating Activities
For the nine months ended September 30, 2023, net cash used in operating activities was $37.3 million, primarily attributable to our loss for the period of $54.9 million, which was reflective of our continued development of new solutions and expansion of market opportunities for our SOPHiA DDM Platform, and a $3.8 million net increase in working capital partially offset by $11.0 million of non-cash share-based compensation expense, $4.3 million of depreciation, and $3.4 million in interest received.
For the nine months ended September 30, 2022, net cash used in operating activities was $59.8 million, primarily attributable to our loss for the period of $73.5 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA DDM Platform, partially offset by $11.0 million of non-cash share-based compensation expense.
Investing Activities
For the nine months ended September 30, 2023, net cash provided from investing activities was $10.6 million, primarily attributable to the maturity of $17.5 million of term deposits, partially offset by $4.6 million of capitalized software development costs and $1.4 million of property and equipment purchases.

For the nine months ended September 30, 2022, net cash provided from investing activities was $29.8 million, primarily attributable to the maturity of $63.5 million of term deposits, partially offset by $26.5 million of reinvestment in term deposits and $3.5 million of capitalized software development costs.
Financing Activities
For the nine months ended September 30, 2023, net cash used in financing activities was $2.3 million, primarily attributable to rent payments on our office facilities in Rolle, St. Sulpice, and Boston and partially offset by $0.2 million in proceeds from the exercise of share options.
For the nine months ended September 30, 2022, net cash used in financing activities was $1.0 million, primarily attributable to rent payments on our office facilities in Rolle, St. Sulpice, and Boston and partially offset by $0.7 million in proceeds from the exercise of share options.
Contractual Obligations and Other Commitments
As of September 30, 2023, other than as described in Note 8 of our unaudited interim condensed consolidated financial statements, there have been no other material changes to our contractual obligations and commitments from those described in the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2022.
Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Off-Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $132.8 million as of September 30, 2023, which are comprised of cash and short-term deposits with maturities up to three months. We also had no term deposits as of September 30, 2023. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
As we currently do not have any outstanding debt, we are not subject to interest rate risk related to debt obligations.
We do not believe that a hypothetical 100 basis points change in interest rates would have a material effect on our business, financial condition or results of operations. We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.
Foreign Exchange Risk
We operate internationally and the majority of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.

We do not believe that there have been material changes in our foreign exchange risk exposure from the disclosure included in the “Item 11. Quantitative and Qualitative Disclosures About Market Risk” section of our Annual Report on Form 20-F for the year ended December 31, 2022.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds one year.
We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest customer balance represented 13% of trade and other receivables as of September 30, 2023, which is attributable to our largest biopharma customer, which utilizes a multitude of our services offered to our biopharma customers. The biopharma customer has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our products and services caused by inflation by increasing the prices of our products and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.
Critical Accounting Policies and Significant Judgments and Estimates
The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates. The most significant assumptions used in the financial statements are the underlying assumptions used in revenue recognition, capitalized internal development costs, share-based compensation, goodwill impairment testing, defined benefit pension liabilities, expected credit loss, income taxes, and derivatives. We base estimates and assumptions on historical experience when available and on various factors that we determined to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
Our critical accounting policies and significant estimates that involve a higher degree of judgment and complexity are described in the “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” section of our Annual Report on Form 20-F for the year ended December 31, 2022. There have been no material changes to our critical accounting policies and estimates as disclosed therein, with the exception of our adoption of recent accounting pronouncements, as discussed below.
Recent Accounting Pronouncements
In connection with our adoption of IFRS for the preparation of our financial statements, certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting periods and have not been adopted early by us. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. See Note 2 to the audited condensed consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2022 and Note 1 of our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2.

Emerging Growth Company Status
In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the critical audit matters. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th.